CUSIP No. 430011 205 Page of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HIGHLAND BUSINESS SERVICES, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

430011 205
(CUSIP Number)

Summit Capital USA Inc.
605 West Knox Road, #102
Tempe, Arizona 85284-3804
(480) 588-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1           NAME OF REPORTING PERSON                                                                                                Summit Capital USA Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                                (PF) PERSONAL FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	1,999,950

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	1,999,950

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,950 Shares of Common Stock

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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                                                                                                     8%

14           TYPE OF REPORTING PERSON*                                                                                                (CO) CORPORATION

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Highland Business Services, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 201 Avenida Fabricante, Suite 100, San Clemente, California 92672.

Item 2.  Identity and Background

(a)	This statement is filed by and on behalf of Summit Capital USA Inc. (“Summit”).

(b)	Summit’s principal business address is 605 West Knox Road, #102, Tempe, Arizona 85284-3804.

(c)	Summit’s principal business is Merchant banking and Strategic Business Advisory Services.

(d)	During the last five years, Summit has not been convicted in a criminal proceeding.

(e)
During the last five years, Summit has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Summit acquired the 1,999,950 common shares of the Issuer by way of private purchases from former shareholders of the Issuer.

Item 4.   Purpose of Transaction

The beneficial ownership of securities of the Issuer were acquired by Summit in connection with private party purchases described in Item 3 of this Schedule, which is hereby incorporated by reference.

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Summit holds the Issuer’s securities for investment purposes and intends to continue to evaluate its respective investments in the securities.

Summit intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to its shares of Common Stock.

Except as set forth herein, Summit does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Summit reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Summit to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

Reference is hereby made to Items 11 and 13 of page 2 of this Schedule 13D, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 13 of page 2 was derived from the Issuer’s certified stockholder list as of March 10, 2011 in which there were 24,726,600 shares issued and outstanding.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Reference is hereby made to Item 7 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(ii)	shared power to vote or to direct the vote:

Reference is hereby made to Item 8 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iii)	sole power to dispose or to direct the disposition of:

Reference is hereby made to Item 9 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iv)	shared power to dispose or to direct the disposition of:

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Reference is hereby made to Item 10 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
To the best of the knowledge of Summit, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      March 10, 2011

By: /S/ Gregg C. Johnson
Gregg C. Johnson, Chief Executive Officer
of Summit Capital USA Inc.